77D. Policies with respect to security investments

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PIMCO Emerging Markets Portfolio (Local Markets): Guideline Changes

Effective November 1, 2004 the Emerging Markets Portfolio (Local Markets) seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a portfolio of currencies of emerging market countries or Fixed Income Instruments denominated in currencies of emerging market countries, each of which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.